STANDARD MOTOR PRODUCTS, INC.
37-18 Northern Boulevard
Long Island City, NY 11101

September 22, 2009

VIA EDGAR AND
    OVERNIGHT DELIVERY

Lynn Dicker
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3030
100 F Street, N.E.
Washington, DC  20549

Re:	Standard Motor Products, Inc. Form 10-K for the Year Ended December 31, 2008 Filed March 12, 2009 File No. 001-04743

Dear Ms. Dicker:

Set forth below is the response of Standard Motor Products, Inc., a New York corporation (the “Company”), to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 17, 2009, with respect to the Company’s above-captioned Form 10-K for the year ended December 31, 2008 filed with the Commission on March 12, 2009 (the “Form 10-K”).  For convenience of reference, we have repeated the comment below followed by the Company’s response.  All capitalized terms used herein, and not otherwise defined herein, have the meanings assigned to them in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 11.  Executive Compensation, page 91

1.	We note your response to prior comment 7. Please confirm that you will disclose all performance targets that must be achieved in order for your executive officers to earn their incentive compensation.

We have noted the Staff’s comment and confirm that we will, in our future filings, disclose all performance targets that must be achieved in order for our executive officers to earn their incentive compensation.

Lynn Dicker
September 22, 2009
Page Two

In connection with our response to the comment received in your letter dated September 17, 2009, we acknowledge that:

■	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

■	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

■	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comment.  If you have any questions in connection with our response to your comment, please contact me at (718) 316-4333 or Carmine J. Broccole, Esq., our Vice President General Counsel, at (718) 316-4940.

Sincerely, /s/ James J. Burke
James J. Burke Vice President Finance and Chief Financial Officer

cc:	Tara Harkins Staff Accountant – SEC Daniel Morris Special Counsel – SEC Tom Jones Staff Attorney – SEC Carmine J. Broccole, Esq. Vice President General Counsel and Secretary